UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29970 / February 28, 2012

_____

In the Matter of   :
                                                                  :
Henderson Global Funds   :
Henderson Global Investors (North America) Inc.   :
Henderson Investment Management Limited   :
                                                                  :
737 North Michigan Avenue   :
Suite 1700   :
Chicago, IL 60611   :
                                                                  :
(812-13950)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) and 17(a)(2) OF THE ACT, AND UNDER
SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER
THE ACT

Henderson Global Funds, Henderson Global Investors (North America) Inc., and
Henderson Investment Management Limited filed an application on August 30, 2011, and
an amendment to the application on December 21, 2011 requesting an order under section
12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act
granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section
6(c) of the Act for an exemption from rule 12d1-2(a) under the Act. The order would (a)
permit certain registered open-end management investment companies that operate as
"funds of funds" to acquire shares of certain registered open-end management investment
companies and unit investment trusts that are within and outside the same group of
investment companies as the acquiring investment companies, and (b) permit funds of
funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On February 1, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 29942). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Henderson Global Funds, Henderson Global Investors (North America) Inc., and Henderson Investment Management Limited (File No. 812-13950) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                    Kevin M. O'Neill
                    Deputy Secretary